September 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Fetterolf
Lilyanna Peyser

Re:	FaZe Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed September 1, 2022
File No. 333-266435

On behalf of our client, FaZe Holdings Inc., a Delaware corporation (the “Company”), we are writing to provide the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 13, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed on September 1, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed September 1, 2022

Cover Page

1.

We note your response to comment 3 and we reissue the comment in-part. Please disclose here the price at which the public securityholders of B. Riley Principal 150 Merger Corp. acquired their shares and warrants, as you discuss on page 35, and also disclose here that public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the historical trading prices. Additionally, please disclose the potential profit that such selling securityholders will earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 35 of Amendment No. 2.

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United States Securities and Exchange Commission

September 14, 2022

Please do not hesitate to contact Laura Kaufmann Belkhayat at (212) 735-2439 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Laura Kaufmann Belkhayat

cc: Tammy Brandt, Chief Legal Officer, FaZe Holdings Inc.